FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002
(June 7, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X___ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a release of British Sky Broadcasting Group plc relating to the receipt of a notification from Deutsche Bank AG on June 7, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: June 13, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

	Exhibit	Page No. in Sequential Numbering System
A.	Release of British Sky Broadcasting Group plc	5

Exhibit A

BRITISH SKY BROADCASTING GROUP PLC

Friday, 7th June 2002

The Board of British Sky Broadcasting Group plc today received the following notification from Deutsche Bank AG:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 1,892,908,547 ordinary shares, Deutsche Bank AG, London have a notifiable interest in 115,981,154 ordinary shares of British Sky Broadcasting plc, amounting to 6.12%. Part of the holding may relate to hedging arrangements for customer transactions.

For further information, please contact:
David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000